                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78464M 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 78464M 10 6           SCHEDULE 13G            Page 2 of 9 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS OR
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Thomas C. K. Yuen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            514,424
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             2,645,970
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             514,424
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,645,970
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,160,394
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      24.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

  CUSIP No. 78464M 10 6           SCHEDULE 13G            Page 3 of 9 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS OR
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Misako Yuen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             2,645,970
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,645,970
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,645,970
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      20.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

  CUSIP No. 78464M 10 6           SCHEDULE 13G            Page 4 of 9 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS OR
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Thomas Yuen Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             2,645,970
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,645,970
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,645,970
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      20.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO
------------------------------------------------------------------------------

CUSIP No. 78464M 10 6        SCHEDULE 13G             Page 5 of 9 pages

Item 1(a).        Name of Issuer:

                  SRS Labs, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2909 Daimler Street, Santa Ana, California 92705

Item 2(a).        Names of Persons Filing:

                  Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  SRS Labs, Inc.
                  2909 Daimler Street
                  Santa Ana, California 92705

Item 2(c).        Citizenship:

                  Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A. and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  78464M 10 6

Item 3. If this statement is filed pursuant to (S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)      [_]     Broker or dealer registered under section
                                   15 of the Act (15 U.S.C.78o);
                  (b)      [_]     Bank as defined in section 3(a)(6) of the
                                   Act (15 U.S.C. 78c);
                  (c)      [_]     Insurance company as defined in section 3(a)
                                   (19) of the Act (15 U.S.C. 78c);
                  (d)      [_]     Investment company registered under section
                                   8 of the Investment Company Act of 1940
                                   (15 U.S.C.80a-8);
                  (e)      [_]     An investment adviser in accordance with
                                   (S) 240.13d-1(b)(1)(ii)(E);
                  (f)      [_]     An employee benefit plan or endowment fund
                                   in accordance with (S) 240.13d-1(b)(1)(ii)
                                   (F);

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CUSIP No. 78464M 10 6        SCHEDULE 13G             Page 6 of 9 pages

           (g)   [_]     A parent holding company or control person
                         in accordance with (S) 240.13d-1(b)(1)(ii)(G);
           (h)   [_]     A savings association as defined in Section
                         3(b) of the Federal Deposit Insurance Act (12
                         U.S.C. 1813);
           (i )  [_]     A church plan that is excluded from the
                         definition of an investment company under
                         section 3(c)(14) of the Investment Company
                         Act of 1940 (15 U.S.C. 80a-3);
           (j)   [_]     Group, in accordance with (S) 240.13d-1(b)(1)
                         (ii)(J).

           If this statement is filed pursuant to (S) 240.13d-1(c), check this box [_].

Item 4.    Ownership.

           (a)  Amount Beneficially Owned:

           Thomas C.K. Yuen                                           3,160,394
           Misako Yuen                                                2,645,970
           Thomas Yuen Family Trust                                   2,645,970

           (b)  Percent of Class:

           Thomas C.K. Yuen                                           24.1%
           Misako Yuen                                                20.7%
           Thomas Yuen Family Trust                                   20.7%

           (c)  Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:

                          Thomas C.K. Yuen                            514,424
                          Misako Yuen                                 0
                          Thomas Yuen Family Trust                    0

                 (ii)     Shared power to vote or to direct the vote:

                          Thomas C.K. Yuen                            2,645,970
                          Misako Yuen                                 2,645,970
                          Thomas Yuen Family Trust                    2,645,970

                 (iii)    Sole power to dispose or to direct the disposition of:

                          Thomas C.K. Yuen                            514,424
                          Misako Yuen                                 0
                          Thomas Yuen Family Trust                    0

               (iv) Shared power to dispose or to direct the disposition of:

                    Thomas C.K. Yuen                            2,645,970
                    Misako Yuen                                 2,645,970
                    Thomas Yuen Family Trust                    2,645,970

          The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,645,970 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees. The shares beneficially owned by Thomas C.K. Yuen also include 371,598 shares issuable to Mr. Yuen upon exercise of stock options that vest on or before March 1, 2002, and Mr. Yuen's beneficial ownership of such shares is subject to applicable community property laws. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 213,469 shares held by Atsuko Hamasaki as (i) trustee of the Yuen 1993 Irrevocable Trust (144,825 shares), and (ii) custodian for Mr. and Mrs. Yuen's children, Jennifer Wen Lee Yuen (31,465 shares) and Constance Kahlee Yuen (37,179). Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 213,469 shares held by Atsuko Hamasaki in the above-referenced capacities. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 5,714 shares held by Mr. and Mrs. Yuen's adult daughter, Jennifer Wen Lee. Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 5,714 shares held by Jennifer Wen Lee.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Inapplicable.

Item 8.   Identification and Classification of Members of the Group.

          This filing is on behalf of Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust as members of a group pursuant to Rule 13d-1(d).

CUSIP No. 78464M 10 6               SCHEDULE 13G          Page 8 of 9 Pages


Item 9.   Notice of Dissolution of Group.

          Inapplicable.

Item 10.  Certification.

          Inapplicable.

CUSIP No. 78464M 10 6               SCHEDULE 13G          Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 6, 2002
                                                     --------------------------
                                                                  Date


                                                     /s/  THOMAS C.K. YUEN
                                                     --------------------------
                                                     Thomas C.K. Yuen


                                                     /s/  MISAKO YUEN
                                                     --------------------------
                                                     Misako Yuen



                                                     THOMAS YUEN FAMILY TRUST


                                                     /s/  THOMAS C.K. YUEN
                                                     --------------------------
                                                     By: Thomas C.K. Yuen
                                                     Co-Trustee


                                                     /s/  MISAKO YUEN
                                                     --------------------------
                                                     By: Misako Yuen
                                                     Co-Trustee

                                   EXHIBIT "A"

                                    AGREEMENT
                                    ---------

         THIS AGREEMENT is dated as of February 6, 2002 among Thomas C. K. Yuen, Misako Yuen and the Thomas Yuen Family Trust.

         WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

         NOW THEREFORE, the parties hereto agree as follows:

         1. The Amendment No. 5 to Schedule 13G with respect to SRS Labs, Inc. to which this Agreement is attached as Exhibit A (the"Schedule 13G") is filed on behalf of each of the parties hereto.

         2.      Each of the parties hereto is eligible to use the Schedule 13G.

         3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the
Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                         /s/  THOMAS C. K. YUEN
                                         ---------------------------------------
                                         Thomas C. K. Yuen


                                         /s/  MISAKO YUEN
                                         ---------------------------------------
                                         Misako Yuen

                                         THOMAS YUEN FAMILY TRUST


                                         By: /s/  THOMAS C. K. YUEN
                                         ---------------------------------------
                                         Thomas C. K. Yuen
                                         Co-Trustee


                                         By: /s/  MISAKO YUEN
                                         ---------------------------------------
                                         Misako Yuen
                                         Co-Trustee